1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ELISE M. DOLAN

elise.dolan@dechert.com
+1 212 698 3806 Direct
+1 212 698 0413 Fax
February 27, 2012
VIA EDGAR
Mr. John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)
SEC File Numbers: 33-17619 and 811-05349
Dear Mr. Grzeskiewicz:
This letter responds to comments you provided to me in a telephonic discussion on January 23, 2012, with respect to your review of Post-Effective Amendment No. 290 (“PEA No. 290”) to the Trust’s registration statement filed with the Securities and Exchange Commission on December 12, 2011. PEA No. 290 was filed for the purpose of registering shares of a new series of the Trust, the Goldman Sachs Rising Dividend Growth Fund (the “Fund”). We have reproduced your comments below, followed by our responses.
1.	Comment: Please confirm that the Fund will not incur “Acquired Fund Fees and Expenses” in an amount that would require separate line item disclosure in the Fund’s fee table pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.
Response: We hereby confirm that the Fund will not incur “Acquired Fund Fees and Expenses” such that separate line item disclosure in the Fund’s fee table would be required.
2.	Comment: Please confirm that no CDSC will be imposed on redemptions of Class C Shares of the Fund that have been held for twelve months or more.

February 27, 2012 Page 2
Response: We hereby confirm that no CDSC will be imposed on redemptions of Class C Shares of the Fund that have been held for twelve months or more. In this regard, we note that the Prospectus states, in the “Shareholder Guide—Common Questions Applicable to the Purchase of Class A and C Shares” section, that, “when counting the number of months since a purchase of Class A or C Shares was made, all purchases made during a month will be combined and considered to have been made on the first day of that month.”
3.	Comment: Please confirm that acquired fund fees and expenses, if any, will not be excluded from the Fund’s expense limitation arrangement.
Response: Acquired fund fees and expenses, if any, would be excluded from the Fund’s expense limitation arrangement.
4.	Comment: Please confirm that the Fund’s expense limitation arrangement will remain in effect for at least one year from the date of the Prospectus. Please also disclose any arrangement that provides for recoupment of expenses paid by the Investment Adviser.
5.	Response: We hereby confirm that the Fund’s expense limitation arrangement will remain in effect for at least one year from the date of the Prospectus, and that the Investment Adviser is not entitled to reimbursement of any reimbursed expenses from prior fiscal years.
6.	Comment: In the “Summary—Principal Strategy” section of the Fund’s Prospectus, please clarify what is meant by “Rising” in the Fund’s name, and discuss how the Fund’s investment adviser determines that dividends will rise.
Response: We have incorporated your comment.
7.	Comment: In the “Summary—Principal Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of the Fund’s Prospectus, please disclose whether there any parameters as to the maturity of the fixed income securities in which the Fund may invest, and add “(i.e., junk bonds)” after the reference to non-investment grade fixed income securities.
Response: We have incorporated your comment.

February 27, 2012 Page 3
8.	Comment: Please incorporate “Non-Investment Grade Fixed Income Securities Risk” as a principal risk for the Fund, if appropriate, or explain in your response why this disclosure is not appropriate.
Response: While the Fund is permitted to invest in fixed income securities generally, including non-investment grade fixed income securities, as part of its principal strategy, the Fund’s portfolio managers do not consider non-investment grade fixed-income securities risk to be a principal risk of the Fund. Accordingly, the Fund has not modified its disclosure in this regard.
9.	Comment: Please include disclosure in the “Summary—Principal Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of the Fund’s Prospectus about the Fund’s investments in emerging markets, if appropriate, or explain in your response why this disclosure is not appropriate.
Response: The Fund does not expect to invest in emerging markets as part of its principal strategy, and accordingly has not modified its disclosure in this regard.
10.	Comment: Please consider including disclosure regarding any parameters the Fund places on its investments in non-investment grade securities (e.g., can the Fund invest in debt that is in default?).
Response: We have incorporated your comment.
11.	Comment: Please consider revising the Investment Practices and Investment Securities tables in the section of the Prospectus entitled “Investment Management Approach—Other Investment Practices and Securities” to clearly label those practices and securities that are considered principal and those that are considered “additional.”
Response: The Fund’s principal investment strategies are clearly described in the “Summary—Principal Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus. The purpose of the Investment Practices and Investment Securities tables is to provide additional information to investors on the full spectrum of investments available to the Fund,

February 27, 2012 Page 4
rather than to identify which are principal, and which are additional. Accordingly, the Fund respectfully declines to modify its disclosure in this regard.
12.	Comment: Please confirm that financial highlights of the Rising Dividend Growth Fund, which will merge into the Fund on the date of its launch, and a consent of the Rising Dividend Growth Fund’s independent registered public accounting firm will be included with the Fund’s Rule 485(b) filing.
Response: We hereby confirm that the referenced financial highlights and auditor’s consent will be included with the Fund’s Rule 485(b) filing.
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan

cc:	Andrew Murphy, Goldman Sachs Asset Management, L.P.
Robert Griffith, Goldman Sachs Asset Management, L.P.